                                                                  Exhibit (a)(8)


             HARNISCHFEGER ANNOUNCES $19 PER SHARE CASH TENDER OFFER
                  FOR ALL SHARES OF GIDDINGS & LEWIS, INC. IN A
                        TRANSACTION VALUED AT $747 MILLION


         MILWAUKEE, April 25, 1997 -- Harnischfeger Industries, Inc.

         (NYSE: HPH) announced today that it will commence an all-cash tender offer for all shares of Giddings & Lewis, Inc. (Nasdaq:

         GIDL) at a price of $19 per share.  The offer was communicated today in a letter from Jeffery T. Grade, chairman and chief executive officer of Harnischfeger, to Marvin L. Isles, presi-

         dent and chief executive officer of Giddings & Lewis ("G & L").


         The Harnischfeger offer has a total transaction value of

         approximately $747 million, based on the approximately 33.2 million shares of G & L stock currently outstanding and the assumption of G & L debt, and represents a premium of approxi-

         mately 40% over today's G & L closing price of $13.625 per share.  The transaction would create an enterprise with com-

         bined 1996 revenues of $3.6 billion with leadership positions in mining equipment, pulp and papermaking machinery, and indus-

         trial products and services ("IP&S").  The IP&S group will be comprised of Harnischfeger's material handling business and

         G & L.

         Following is the complete text of Mr. Grade's letter to Mr. Isles:

                                                          April 25, 1997

         Mr. Marvin L. Isles
         President and Chief Executive Officer
         Giddings & Lewis, Inc.
         P.O. Box 590
         142 Doty Street
         Fond du Lac, Wisconsin  54936-0590

         Dear Marvin:

         I appreciated the opportunity to discuss with you over the last week Harnischfeger's vision of combining our two companies on a basis that would maximize the value of Giddings & Lewis, Inc. for all G & L shareholders and bring significant strategic, operational and financial benefits to the shareholders, custom-ers, suppliers, business partners and employees of the combined enterprise.

         As I indicated during our discussions, Harnischfeger views
         G & L as a company with significant strengths--a manufacturer of highly engineered, custom-designed machine tools and indus-trial automation products with strong positions in general man-ufacturing markets ranging from small job shops to the world's largest automakers, and with a long-standing reputation for customer service and aftermarket support.

         We believe that as part of Harnischfeger, with access to our strategic, operational and financial resources, the combination of G & L and our existing complementary material handling busi-ness will make an excellent platform from which to implement our Industrial Products & Services (IP&S) strategy. As we dis-cussed, that strategy--formally endorsed by our Board of Directors--is to leverage Harnischfeger's proven skills in "life-cycle management," which have helped our customers in the mining and papermaking industries improve their operating ef-ficiency, capacity utilization rates and profitability, by applying those skills to the industrial workplace generally.

         In light of the strategic fit between our two companies, with which you concurred, and of our belief that many G & L share-holders would strongly favor the transaction we propose, we had hoped you would recognize and acknowledge the merits of that transaction and agree to enter into immediate meaningful dis-cussions leading to a definitive merger agreement. Instead, we interpret your response as a rejection of our good faith pro-posal.
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         Faced with that response, and having thoroughly evaluated the business combination we are proposing based on public informa-tion, we have decided that the best interests of the sharehold-ers, customers, suppliers, business partners and employees of both companies, and of our communities and other constituen-cies, would be served by taking our offer directly to your shareholders. Accordingly, Harnischfeger is offering to acquire all Giddings & Lewis shares outstanding in a transac-tion in which G & L shareholders would receive $19, in cash, for each of their G & L shares.

         In considering this offer, you should bear in mind the follow-ing:

         . The $19 per share offer price represents a premium of ap-proximately 40% over G & L's current market price. We are a shareholder of G & L and we believe that G & L cannot, on its own, achieve the value we are offering. We also believe G & L's shareholder base will be highly receptive to a cash transaction that offers them immediate cash realization of a premium price for their G & L shares.

          . Harnischfeger, like G & L, is based in Wisconsin. Consis-tent with our deep and long-standing commitment to our state and region, Harnischfeger believes the proposed transaction will provide significant employment and growth opportunities for G & L over time.

           . Harnischfeger is also the ideal partner for G & L because the combination of the two companies will unite G & L with a company that has consistently demonstrated its ability to successfully integrate strategic acquisitions, manage product transitions, meet the evolving needs of its cus-tomers, grow its business, and build value for its share-holders, customers, suppliers, business partners, employees and communities. Indeed, once written off as a "Rust Belt" company that could not possibly measure up against its international competitors, Harnischfeger today is a global leader whose dramatic growth and operational and financial success vividly demonstrate the competitive-ness, skill and determination of American industry.

         We would still prefer to work with you and your board towards the prompt consummation of a negotiated transaction. Our offer is not subject to financing or any other significant contingen-cies other than removal of your takeover defenses. In that regard, we are taking steps to elect directors who will remove these impediments to our offer if the incumbent board fails to do so. We are confident that G & L shareholders will be sup-portive of these efforts.


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         We firmly believe that this combination will be in the best interests of both Harnischfeger's and G & L's shareholders and their respective other constituencies, and are committed to making this combination a reality.


         Sincerely,


         Jeffery T. Grade


         cc:  Members of the Board of Directors of Giddings & Lewis,
              Inc.

                                      # # #


         The foundation for the IP&S group is life-cycle management, a strategy Harnischfeger is successfully implementing in the min-

         ing and papermaking industries, and one that helps industrial customers improve their operational and financial performance.

         Through an integrated approach that recognizes the importance of maintenance, service and support at every stage of complex industrial processes, life-cycle management can significantly enhance asset utilization, minimize work-in-process, and reduce production cost per unit of output.


         Lehman Brothers Inc. is acting as Dealer Manager for the tender offer and financial advisor to Harnischfeger in connection with the transaction.


         Harnischfeger Industries, Inc. is an international holding com-

         pany with business segments involved in the manufacture and distribution of equipment for underground mining (Joy Mining



                                       -3-
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         Machinery), surface mining (P&H Mining Equipment), pulp and papermaking (Beloit Corporation), and material handling (P&H

         Material Handling).

                                      # # #


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